UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24612

ADTRAN, Inc.*

(Exact name of registrant as specified in its charter)

901 Explorer Boulevard

Huntsville, Alabama

(256) 963-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, ADTRAN, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 21, 2022	By:	/s/ Michael Foliano
	Name:	Michael Foliano
	Title:	Senior Vice President of Finance and Chief Financial Officer

*

As contemplated by that certain business combination agreement, dated as of August 30, 2021 (the “Business Combination Agreement”), by and among the Registrant, ADVA Optical Networking SE, a company incorporated under the laws of Germany, ADTRAN Holdings, Inc. (f/k/a Acorn HoldCo, Inc.), a Delaware corporation and previously a wholly-owned subsidiary of the Registrant (“ADTRAN Holdings”), and Acorn MergeCo, Inc., a Delaware corporation and wholly-owned subsidiary of ADTRAN Holdings, Inc. (“Merger Sub”), on July 8, 2022, the Registrant became a wholly-owned subsidiary of ADTRAN Holdings through the merger of Merger Sub with and into the Registrant.